UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES RECORD RESULTS AT POSIET PORT

Moscow, Russia — September 8, 2011 — Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces record coal transshipment results achieved by Trade Port Posiet OAO in August.
In August, Trade Port Posiet OAO loaded 26 cargo ships with a total of 509,000 tonnes of coal products, which is the best monthly result in the port’s history.
The record was achieved due to improvements in the port’s technical support made within the framework of the large-scale modernization program scheduled to be completed by the end of 2012.  By now, the port’s drainage runs, crane runways and railway tracks had already been lengthened, which enabled the company to admit simultaneously three ships to loading berths. The port commissioned additional equipment, including two hydraulic grab loaders produced by Terex
Fuchs and Liebherr Group of Germany, a portal loader produced by Finnish-based
Mantsinen Group, and a mobile stacker produced by British-based Telestack.
Mecheltrans Management OOO’s Chief Executive Officer Alexander Starodubov
commented on the record achievement: “This result became possible thanks to the improvement of the port’s technical facilities, implementation of new ways of wagon supply, increase of the daily norm for wagon admission to the port, as well as the well-coordinated efforts of Mechel’s entire transport division. Port
Posiet thus achieved a new level in transshipment of coal, which is particularly important as the enterprise ensures access for Mechel OAO’s products to key
Pacific Asian markets.”
As part of the modernization program, Trade Port Posiet OAO is currently undergoing technical re-equipment and expansion of the port’s infrastructure, aimed at increasing the port’s annual coal transshipment capacity to 9 million tonnes. Investment in Port Posiet coal complex’s technical modernization will amount to some 73 million dollars.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies operating in four segments:
mining, steel, ferroalloys and power. Mechel's operations produce coal, iron ore concentrate, crude steel, rolled steel, ferroalloys, value-added downstream metal products as well as electric and heat power. Mechel markets its products both domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 8, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO